DLA Piper US LLP
203 North LaSalle Street, Suite 1900 Chicago, Illinois 60601-1263 www.dlapiper.com

May 4, 2007	Client-Matter: 360858-1
VIA EDGAR
Securities and Exchange Commission
Division of Corporate Finance
100 F Street, NE
Washington, DC 20549

Re:	Kreido Biofuels, Inc. Registration Statement on Form SB-2 File No. 333-140718
Ladies and Gentlemen:
On behalf of our client, Kreido Biofuels, Inc. (the “Issuer”), we have caused to be filed with you electronically under EDGAR, Amendment No. 1 to the Registrant’s Registration Statement on Form SB-2 (the “Amendment”).
The Amendment reflects revisions made to the Registration Statement filed with the Securities and Exchange Commission (the “Commission”) on February 14, 2007 in response to the comments of the staff of the Commission (the “Staff”) contained in the letter addressed to Joel A. Balbien dated March 16, 2007 (the “Comment Letter”), as well as certain other revisions.
Each of the numbered paragraphs below is a response to the corresponding numbered paragraph in the Comment Letter. All capitalized terms used herein and not defined have the meanings ascribed to them in the Amendment.
General
1. The Escrow Agreement by and among the Issuer, Kreido Laboratories and McGuireWoods LLP by its terms would have terminated upon the closing of the private placement on January 12, 2007. We understand that net proceeds were disbursed to the Issuer on January 16, 2007, the first business day following the closing date of the private placement. We also understand that stock certificates and warrants were issued to the purchasers in the private placement on or about January 19, 2007.
2. Financial Statements and related disclosures as of December 31, 2006 have been filed herewith.
Cover Page
3. The requested change has been made to the cover page and throughout the prospectus.

May 4, 2007
Page Two
Risk Factors, page 4
4. The requested changes have been made throughout the Risk Factors section of the prospectus.
Risks Related to the Contemplated Conduct of Our Business, page 4
We have not produced or operated ..., page 5
5. The requested change has been made on page 5 of the prospectus.
We have based our business plan for biodiesel production ... page 6
6. The requested change has been made on page 5 of the prospectus.
7. The requested change has been made on page 5 of the prospectus.
We may be adversely affected by environmental, health and safety laws ..., page 9
8. The requested changes have been made on pages 8 and 9 of the prospectus.
The Company may have liabilities arising from the prior business ..., page 12
9. The risk factor has been deleted from the prospectus.
Risks Related to our Participation in the Biodiesel Industry, page 12
10. The requested changes have been made on page 10 of the prospectus.
Our anticipated results of operations ..., page l 3
11. The requested change has been made on page 10 of the prospectus.
We may be unable to effectively compete in the biodiesel industry, page 14
12. The requested changes have been made on pages 10 and 11 of the prospectus.
Selling Stockholders, page 20
13. The requested change has been made on page 17 of the prospectus.

May 4, 2007
Page Three
14. The notes to the Selling Stockholder table have been revised to indicate the investors who are affiliates of broker-dealers. None of the selling stockholders are broker-dealers. As noted in the prospectus each of the investors that is an affiliate of a broker-dealers offering shares for resale acquired the shares for investment for their own accounts, and that (at the time of the acquisition of these shares) there was no agreement, understanding or arrangement with any other person, either directly or indirectly, to dispose of these shares and that therefore such affiliates of such broker-dealers are not underwriters with respect to such shares. Accordingly, we have not revised our discussion under Plan of Distribution.
15. The requested changes have been made throughout the prospectus. See in particular the Selling Stockholders table as well as the footnotes thereto on pages 16 to 24.
Market for Common Equity and Related Stockholder Matters, page 28
16. The requested changes have been made on page 26 of the prospectus.
Management’s Plan of Operation, page 29
Plan of Operations, page 30
17. We are not in a position to presently estimate the cost of developing each production plant.
18. The requested changes have been made on page 28 of the prospectus.
19. The requested changes have been made on page 28 of the prospectus.
Net Loss, page 31
20. The requested changes have been made on page 29 of the prospectus.
Liquidity and Capital Resources, page 32
21. The requested changes have been made on page 30 of the prospectus.
22. The requested changes have been made on page 29 of the prospectus.
Business, page 36
Company Overview, page 36
23. Since the Issuer is still in its development stage it does not believe that its current activities constitute distinct business segments and therefore does not believe that it is appropriate to parse the disclosure required by Item

May 4, 2007
Page Four
101(b) into its various activities. The Issuer will include segment disclosure at such time as it has plant production revenue and licenses that generate revenue.
24. The requested changes have been made on pages 28, 39 and 45 of the prospectus.
25. The Issuer has revised page 38 to eliminate references to generating revenue by building its own facility and to clarify by replacing “aggregate nameplate capacity” with “biodiesel production capacity.”
26. The statement has been deleted from page 38 of the prospectus.
27. The requested changes have been made on page 39 of the prospectus.
The Biodiesel Industry, page 37
28. The requested changes have been made on pages 39 to 43 of the prospectus. The sources noted to support the projected growth of biodiesel and the average wholesale price of B100 are available publicly without charge at the locations noted in the prospectus. The reference to the Ricardo Report has been deleted as the Ricardo Report is not available without charge though it can be purchased on the Ricardo website at http:///www.ricardo.com.
Economics with Respect to Petrodiesel, page 40
29. The statement has been deleted on pages 5, 6, 42 and 47 of the prospectus.
Security Ownership of Certain Beneficial Owners and Management, page 58
30. As of the date of the Amendment, the Issuer has no preferred shares convertible into common stock outstanding. Please refer to revisions on page 30 of the prospectus.
Description of Securities page 68
Registration Rights, page 69
31. We refer the Staff to FASB Staff Position EITF 00-19-2. We believe the likelihood of liquidated damages is not probable based on the filing of the original Form SB-2 on February 14, 2007. We will reevaluate the probability of liquidated damages as facts and circumstance become available in the future in accordance with FSP EITF 00-19-2.

May 4, 2007
Page Five
Description of Preferred Stock, page 70
32. As of the date of the Amendment, the Issuer has no outstanding preferred stock. Please refer to revisions on page 30 of the prospectus.
Report of Independent Registered Public Accounting Firm, page F-1
33. The requested change has been made on page F-1 of the prospectus.
Statements of Operations, pages F-3 and F-25
34. The requested changes have been made on pages F-3 and F-22 of the prospectus.
Note 2. Summary of Significant Accounting Policies
Patents, page F-8
35. The requested changes have been made on page F-8 of the prospectus.
Stock Based Compensation, page F-8
36. Kreido Laboratories did not grant stock options in 2006 to any employees. In 2006 Kreido Laboratories granted stock options to purchase 50,950 shares of common stock to consultants and determined the fair value by using the Black-Scholes option pricing model.
Kreido Laboratories did not issue any equity in 2006 other than warrants issued in connection with a 2006 convertible debt financing. It accounted for the convertible debt and warrants in accordance with EITF 98-5 (Accounting for Convertible Securities with Beneficial Conversion Features or Contingently Adjustable Conversion Ratios) as amended by EITF 00-27 (Application of Issue No. 98-5 to Certain Convertible Instruments).
The Issuer issued equity pursuant to the private placement on January 12, 2007. The Issuer received cash in exchange for common stock and warrants. The Issuer showed the pro forma effect of the private placement in Note 12, Subsequent Event. The holders of notes payable, Series A1 Preferred Stock and Series B1 Preferred Stock elected to convert all of their convertible securities to common stock of the Issuer with warrants where applicable, in accordance with their original terms.
Note 10. Stockholders’ Equity, page F-15
37. The preferred stock of Kreido Laboratories had an automatic conversion only to common stock (not cash) upon the closing of a firm commitment underwritten public offering pursuant to

May 4, 2007
Page Six
an effective registration statement under the Securities Act of 1933. The Issuer believes that the preferred stock under the automatic conversion provision outlined above is not a liability pursuant to ASR 268. The automatic conversion is a conditional redemption under paragraph 10 of FAS 150 which states “[a] financial instrument that embodies a conditional obligation to redeem the instrument by transferring assets upon an event not certain to occur becomes mandatorily redeemable - and, therefore, becomes a liability — if that event occurs, the condition is resolved, or the event becomes certain to occur.” Further, paragraph 7 of FAS 150 states “[i]f the event has occurred, the condition is resolved, or the event has become certain to occur, the financial instrument is reclassified as a liability.”
The preferred stock of Kreido Laboratories had an optional conversion only to common stock (not cash) determined by dividing the applicable stated value of the convertible preferred stock by the applicable conversion price of the convertible preferred stock in effect at the time of conversion. The preferred stock under the optional conversion provision is not a liability. At inception, it is not reasonably possible to determine that the holder of the fair value of the preferred stock (at positive book value) will receive something greater than or at least equal to the fair value of the common stock (at negative book value). The preferred stock under the optional conversion is not an unconditional obligation nor does it not meet the monetary value under paragraph 12(a) of FAS 150 – “[a] financial instrument that embodies an unconditional obligation, or a financial instrument other than an outstanding share that embodies a conditional obligation, that the issuer must or may settle by issuing a variable number of its equity shares shall be classified as a liability (or an asset in some circumstances) if, at inception, the monetary value of the obligation is based solely or predominantly on any one of the following: (a) A fixed monetary amount known at inception (for example, a payable settleable with a variable number of the issuer’s equity shares).”
Pro Forma Consolidated Balance Sheet, page F-47
38. The requested clarification has been made on page F-20 of the prospectus.
39. The requested information has been included on page F-22 of the prospectus and has been reconciled throughout the prospectus to make clear that there are only 52,532,202 shares outstanding. Please refer to Notes 9 and 10 and to the disclosure on pages 65 and 66 for descriptions of the conversion terms related to each series of preferred stock and the convertible notes of Kreido Laboratories.
Pro Forma Consolidated Statement of Operations, page F-48
40. The requested changes have been made on page F-22 of the prospectus.

May 4, 2007
Page Seven
Historical Financial Statements — Kreido Biofuels Inc., page F-50
41. The Issuer has included the historical financial statements for fiscal years 2005 and 2006 for the surviving company in the reverse merger, Kreido Laboratories, in the Amendment as the historical financial statements for the shell company are immaterial. The Amendment contains the auditor’s opinion as to the financial statements included in the Amendment.
Part II
Recent Sales of Unregistered Securities, page II-2
42. The requested changes have been made on page II-3 of the prospectus.
Signatures
43. The requested change has been made on the signature page of the Amendment.
Exhibits
Exhibit 5.1, Opinion of McGuireWoods LLP
44. The requested changes have been made to Exhibit 5.1 of the Amendment.
45. The requested changes have been made to Exhibit 5.1 of the Amendment.
Form 10-KSB for the fiscal year ended September 30, 2006
Item 8A. Controls and Procedures, page 177
46. The requested changes were incorporated on page 39 of the Issuer’s Annual Report on Form 10-KSB filed on April 4, 2007.
Exhibit 31.1
47. The requested changes were incorporated on Exhibits 31.1 and 31.2 of the Issuer’s Annual Report on Form 10-KSB filed on April 4, 2007.
***
The Issuer has, simultaneously with the filing of the Amendment, sent courtesy copies of the Amendment to Pamela A. Long, Matt Franker, Anne McConnell and Tricia Armelin, together with copies of the Amendment marked to show changes from the Issuer’s original filing on February 14, 2007.

May 4, 2007
Page Eight
If you have any questions regarding this filing, please do not hesitate to contact the undersigned at (312) 368-4014.
Very truly yours,
DLA Piper US LLP
John H. Heuberger
cc:    Joel A. Balbien